Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces 2nd Quarter Results 2009

     (TSX: AAV, NYSE: AAV)

     CALGARY, Aug. 13 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") is pleased to announce the unaudited operating and financial results of Advantage Energy Income Fund (the "Fund") for the second quarter ended June 30, 2009. On July 9, 2009, the Fund, Advantage and holders of trust units of the Fund completed a plan of arrangement (the "Arrangement") which resulted in the reorganization of the Fund into the Corporation. As a result of the Arrangement, the Fund was dissolved and ceased to be a reporting issuer, and the Corporation became a reporting issuer. As at June 30, 2009, the Fund still existed and was a reporting issuer, and accordingly, prepared financial statements and accompanying management's discussion and analysis for the period then ended. All future financial statements and management's discussion and analysis of the continuing legal entity will be in the name of
Advantage Oil & Gas Ltd.

     <<
     Financial and Operating Highlights

                                  Three       Three        Six         Six
                                  months      months      months      months
                                  ended       ended       ended       ended
                                 June 30,    June 30,    June 30,    June 30,
                                   2009        2008        2009        2008
     -------------------------------------------------------------------------
     Financial ($000, except
      as otherwise indicated)

     Revenue before
      royalties(1)             $  114,659  $  208,868  $  237,609  $  397,373
       per Trust Unit(2)       $     0.79  $     1.51  $     1.65  $     2.88
       per boe                 $    40.59  $    71.69  $    42.59  $    67.03
     Funds from operations     $   51,590  $  103,754  $  107,181  $  198,372
       per Trust Unit(3)       $     0.35  $     0.74  $     0.73  $     1.42
       per boe                 $    18.26  $    35.62  $    19.21  $    33.46
     Distributions declared    $        -  $   50,364  $   17,266  $  100,385
       per Trust Unit(3)       $        -  $     0.36  $     0.12  $     0.72
     Expenditures on
      property and equipment   $   15,719  $   21,632  $   68,362  $   88,535
     Working capital
      deficit(4)               $  131,913  $   42,201  $  131,913  $   42,201
     Bank indebtedness         $  644,100  $  547,946  $  644,100  $  547,946
     Convertible debentures
      (face value)             $  184,489  $  224,587  $  184,489  $  224,587
     Trust Units outstanding
      at end of period (000)      145,198     140,271     145,198     140,271
     Basic weighted average
      Trust Units (000)           144,681     138,612     144,189     138,105

     Operating
     Daily Production
       Natural gas (mcf/d)        124,990     123,104     121,498     124,109
       Crude oil and NGLs
        (bbls/d)                   10,212      11,498      10,575      11,890
       Total boe/d at 6:1          31,044      32,015      30,825      32,575
     Average prices
      (including hedging)
       Natural gas ($/mcf)     $     5.63  $     9.18  $     6.06  $     8.70
       Crude oil and NGLs
        ($/bbl)                $    54.51  $   101.34  $    54.53  $    92.81

     (1) includes realized derivative gains and losses
     (2) based on basic weighted average Trust Units outstanding
     (3) based on Trust Units outstanding at each distribution record date
     (4) working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures

                            MESSAGE TO SHAREHOLDERS

     Hedging Gains, Operating Cost Reductions and Lower Royalty Rates
     Mitigates Lower Commodity Prices

     -   For the three months ended June 30 2009, our hedging program contributed a gain of $22.2 million to funds from operations which helped to partially mitigate a significant reduction in commodity prices.

     -   Funds from operations for the second quarter of 2009 was
         $51.6 million as compared to $103.7 million for the same period of
         2008. Funds from operations on a per unit basis decreased 53% to
         $0.35 per Trust Unit compared to $0.74 per Trust Unit for the three months ended June 30, 2008.

     -   Operating costs for the three months ended June 30, 2009 was $12.40 per boe which is a decrease of 9% when compared to the same period in
         2008 and a decrease of 5% from the first quarter of 2009. An aggressive optimization program initiated in 2008 continues to demonstrate positive benefits and we will seek opportunities to further improve our operating cost structure.

     -   Royalties during the second quarter of 2009 decreased 6.2% to a royalty rate of 13.8% as compared to the same period of 2008. The decrease is driven by significantly lower commodity prices.

     -   Average daily production for the three months ended June 30, 2009 increased 1% to 31,044 boe/d compared to the first quarter of 2009.
         The increase was due to production recoveries from cold weather impacts during the first quarter and production from new wells tied-
         in during the latter part of the second quarter. Production decreased
         3% when compared to the same period of 2008 due primarily to the shut-in of 1,100 boe/d (73% natural gas) since August 2008 at our
         Lookout Butte property as a result of a third party facility outage.

     -   Natural gas production for the three months ended June 30, 2009 increased 2% to 125.0 mmcf/d, compared to 123.1 mmcf/d for the same period of 2008 and 6% when compared to the first quarter of 2009.
         Crude oil and natural gas liquids production decreased 11% to
         10,212 bbls/d in the second quarter compared to11,498 bbls/d during the same period in 2008 and 7% when compared to the first quarter of
         2009.

     -   The Fund's capital program during the second quarter of 2009 amounted to $15.7 million. Total capital spending in the quarter included
         $7.8 million at Glacier, $1.3 million at Martin Creek, and
         $1.0 million at Nevis. Activity at Glacier in the second quarter included well tie-ins and installation of a new compressor. Capital expenditures at Martin Creek represented the final steps to complete the tie-in of wells drilled during the first quarter of 2009. At
         Nevis, activity focused on undertaking preparatory work for new
         Wabamun light oil wells which may be drilled during the remainder of
         2009.

     Montney Development Program at Glacier

     -   Phase I of the Glacier development plan was completed during the second quarter of 2009 with the commissioning of new wells, an expanded natural gas gathering system, new pipelines and additional compression facilities. Gross raw production from the new wells averaged 20 to 25 mmcf/d during the latter part of the second quarter with typical start-up issues encountered such as the intermittent flow-back of frac sand and frac fluid from the horizontal multi-frac completions. Production at Glacier will decline during the second half of 2009 as our Phase II development program, which involves additional well drilling and facilities expansions designed to increase production capacity to approximately 50 mmcf/d, will not be completed until the second quarter of 2010. .

     -   Regulatory applications for a new 50 mmcf/d gas plant have been submitted and drilling has resumed in July with the deployment of up to four drilling rigs on operated and joint interest lands.

     -   New wells brought on-stream after March 31, 2009 qualified for the
         Alberta royalty incentive program which results in a 5% royalty rate for one year or 0.5 bcf of gas production. Production from the new wells will be administered in a sequence that will allow each well to qualify for the full royalty credit available. In addition, new wells drilled and placed on production after March 31, 2009 to March 31,
         2011 will qualify for the 5% royalty rate and an additional drilling credit of $200 per meter of drilled depth.

     -   Advantage will continue to employ a drilling strategy that will balance production and reserves growth to delineate our extensive 89 section gross Montney land block (average 90% working interest).
         Advantage will also continue to closely monitor, evaluate and assess well completion design and technology that is being developed by our technical staff and our peers in the Montney fairway and in other resource plays in both Canada and the U.S. that may lead to further improvements in cost efficiencies and results.

     Strong Hedging Program

     -   Advantage's hedging program includes 79% of our net natural gas production hedged for the second half of 2009 at an average price of
         $8.17 per mcf and 58% hedged for 2010 at an average price of
         $7.46 per mcf. Crude oil hedges include 54% of our net crude oil production hedged at an average floor price of $62.40 Cdn per bbl and
         31% hedged for 2010 at an average price of $67.83 Cdn per bbl.
         Details on our hedging program are available on our website.

     -   Our strategy will be to continue to employ a multi-year hedging program to reduce the volatility in cash flow in support of capital requirements.

     Completion of Corporate Conversion, Asset Dispositions, Equity Financing
     and A Revised Credit Facility

     -   In July 2009, we completed our conversion to a growth oriented corporation and significantly improved our financial flexibility by closing our asset disposition program and an equity financing which generated gross proceeds of $354.6 million.

     -   Approximately 8,100 boe/d of natural gas weighted assets ((greater than)74%
         natural gas) was sold resulting in a go forward production base that is forecasted to average approximately 23,000 boe/d during the second half of 2009.

     -   On August 13, 2009, Advantage's lenders completed their review of the borrowing base subsequent to the previously announced closing of the asset dispositions. Gross proceeds of $252.6 million were received from the asset dispositions and Advantage's credit facility was revised from $710 million to $525 million. Advantage's current debt is approximately $300 million resulting in an unutilized capacity of approximately $225 million on our credit facility. As a result,
         Advantage has significantly improved its financial flexibility in support of future capital program requirements and general corporate purposes.

     -   Advantage's tax pool position is estimated to be $1.5 billion net of dispositions and provides a strong position to shield future cash flows from corporate tax.

     Looking Forward

     -   On July 8, 2009, Advantage announced an updated corporate capital budget for the 12 month period ending June 2010. The capital budget has been set at $207 million and will focus on our Montney natural gas resource play at Glacier, Alberta where we will continue to employ a phased development approach. Phase II of the development plan at Glacier will be undertaken during the next 12 month period.

     -   Corporate estimates for the 12 month period ending June 2010 is included below:

     Updated Guidance/Estimates

                                  H2                H1              Total
                                 2009              2010           12 Months
                                ------            ------          ----------

     Production (boe/d)    22,700-23,300     24,200-25,200     23,450-24,300
     Royalty Rate (%)         15% to 18%        16% to 19%        15% to 19%
     Operating
      Costs ($/boe)     $12.75 to $13.30  $12.50 to $13.20  $12.60 to $13.25
     Capital
      Expenditures
      ($million)            $105 to $110      $100 to $105      $205 to $215

     A full year 2010 capital budget and guidance will be provided at or about year-end 2009.

     -   Production is forecasted to increase in the first half of 2010 as new wells will be brought on-stream after additional gathering systems and new facilities are completed at Glacier. As a result, production declines will occur at Glacier during the second half of 2009 due to the timing of new production additions. We anticipate that additional production impacts may also occur during the second half of 2009 due to increased natural gas production curtailments from joint interest and operated properties due to the low price of natural gas. The magnitude of potential natural gas production curtailments is difficult to forecast at this time.

     -   Approximately 79% of the total capital expenditures for the 12 month period will be allocated to Phase II of the Glacier development plan.

     -   Funds from operations for the above 12 month period based on the mid-
         range of guidance is estimated at $204 million using an average NYMEX natural gas price of $5.19 US/mmbtu (AECO $4.97 Cdn/mcf), WTI oil price of $73.87 US/bbl and an $0.86 Cdn/$US exchange rate.
         Advantage's current hedging positions have been included in the funds from operations estimate.

     -   The volatility in funds from operations for the 12 month period has been significantly reduced due to our strong hedging position.
     >>

     Advantage is well positioned to pursue future development plans at
Glacier with our strong balance sheet, strong hedging position and conversion to a growth oriented corporation. With attractive Glacier well economics at under AECO $5 Cdn per mcf, management believes a disciplined approach will create long term growth in shareholder value.

     MANAGEMENT'S DISCUSSION & ANALYSIS

     The following Management's Discussion and Analysis ("MD&A"), dated as of
August 13, 2009, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund",
"us", "we" or "our") for the three and six months ended June 30, 2009 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and
MD&A for the year ended December 31, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

     Forward-Looking Information

     This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance.
All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue",
"estimate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.
     In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets;
availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs;
the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.
     These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements;
changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts;
hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in
Advantage's Annual Information Form which is available at www.sedar.com and
www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.
     With respect to forward-looking statements contained in this MD&A,
Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.
     Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide Unitholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

     Corporate Conversion and Asset Dispositions

     On March 18, 2009, we announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.
     On July 9, 2009, Unitholders of the Fund voted 91.64% in favour of the corporate conversion at the annual general and special meeting of the Fund, with subsequent approval by the courts. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the
Montney natural gas resource play at Glacier, Alberta.
     The Fund retained Tristone Capital Inc. to assist with the disposition of light oil and natural gas producing properties located in Northeast British
Columbia, West Central Alberta and Northern Alberta. Proposals were received and evaluated by Advantage with two purchase and sale agreements signed for gross proceeds of $252.6 million, subject to customary adjustments, and representing production of approximately 8,100 boe/d. Both of these sales successfully closed in July 2009 with the net proceeds used to reduce outstanding bank debt. Advantage may utilize its credit facilities in the future to redeem certain of the Fund's convertible debentures as they mature and to help finance its future capital program.

     Given these business developments, historical operating and financial performance will not be indicative of future performance.

     Non-GAAP Measures

     The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
     Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding during each applicable period. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities       $ 38,956  $ 93,882   (59)%  $ 80,835  $175,475   (54)%
     Expenditures on
      asset retirement    1,045       982     6%     3,622     5,947   (39)%
     Changes in non-cash
      working capital    11,589     8,890    30%    22,724    16,950    34%
     -------------------------------------------------------------------------
     Funds from
      operations       $ 51,590  $103,754   (50)%  $107,181  $198,372   (46)%
     -------------------------------------------------------------------------

     Overview

                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities
      ($000)           $ 38,956  $ 93,882   (59)%  $ 80,835  $175,475   (54)%
     Funds from
      operations
      ($000)           $ 51,590  $103,754   (50)%  $107,181  $198,372   (46)%
       per Trust
        Unit(1)        $   0.35  $   0.74   (53)%  $   0.73  $   1.42   (49)%

     (1) Based on Trust Units outstanding during each applicable period.
     >>

     Cash provided by operating activities, funds from operations and funds from operations per Trust Unit have decreased significantly for the three and six months ended June 30, 2009 as compared to the same periods of 2008 due to considerably lower revenue. Lower revenue has been primarily caused by severely depressed commodity prices, partially offset by substantial gains realized on strong derivative contracts. The current global recession has resulted in drastic reductions in commodity prices from lower demand and perceived excess supply. This challenging environment has continued into the third quarter of 2009 and we expect to see weak commodity prices for the near-term.
     The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

     Distributions

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Distributions
      declared ($000)  $      -  $ 50,364  (100)%  $ 17,266  $100,385   (83)%
       per Trust
        Unit(1)        $      -  $   0.36  (100)%  $   0.12  $   0.72   (83)%

     (1) Based on Trust Units outstanding during each applicable period.
     >>

     There were no distributions declared and paid for the three months ended
June 30, 2009. We paid a distribution of $0.08 per Trust Unit for January 2009 and reduced the monthly distribution to $0.04 per Trust Unit for the February
2009 distribution paid in March 2009. On March 18, 2009, we announced the discontinuance of future distributions, consistent with our strategy to reduce debt, increase financial flexibility, and convert to a growth oriented corporation that will focus capital on our Montney natural gas resource play at Glacier, Alberta. We converted to a corporation pursuant to a plan of arrangement completed on July 9, 2009. Going forward, Advantage does not anticipate paying dividends in the immediate future.

     Revenue

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
     ($000)              2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Natural gas
      excluding
      hedging          $ 40,482  $115,687   (65)%  $ 97,342  $205,681   (53)%
     Realized hedging
      gains (losses)     23,516   (12,861) (283)%    35,902    (9,151) (492)%
     -------------------------------------------------------------------------
     Natural gas
      including
      hedging          $ 63,998  $102,826   (38)%  $133,244  $196,530   (32)%
     -------------------------------------------------------------------------
     Crude oil and NGLs
      excluding
      hedging          $ 51,939  $115,266   (55)%  $ 94,683  $211,370   (55)%
     Realized hedging
      gains (losses)     (1,278)   (9,224)  (86)%     9,682   (10,527) (192)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Crude oil and NGLs
      including
      hedging          $ 50,661  $106,042   (52)%  $104,365  $200,843   (48)%
     -------------------------------------------------------------------------
     Total revenue     $114,659  $208,868   (45)%  $237,609  $397,373   (40)%
     -------------------------------------------------------------------------
     >>

     Natural gas, crude oil and NGLs revenues, excluding hedging, decreased significantly for the three and six months ended June 30, 2009, as compared to
2008. This is primarily the result of lower commodity prices from the ongoing global recession that has reduced demand and increased perceived supply. For the three month period ended June 30, 2009, realized natural gas prices, excluding hedging, decreased a substantial 66% while realized crude oil and
NGL prices, excluding hedging, decreased 49%. For the six month period ended
June 30, 2009, realized natural gas prices, excluding hedging, decreased 51%
while realized crude oil and NGL prices, excluding hedging, decreased 49%. As a result of our commodity price risk management program, we recognized natural gas and crude oil hedging net gains of $22.2 million and $45.6 million for the three and six months ended June 30, 2009, respectively. The Fund enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.

     Production

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Natural gas
      (mcf/d)           124,990   123,104     2%   121,498   124,109    (2)%
     Crude oil (bbls/d)   7,989     9,311   (14)%     8,331     9,581   (13)%
     NGLs (bbls/d)        2,223     2,187     2%     2,244     2,309    (3)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total (boe/d)       31,044    32,015    (3)%    30,825    32,575    (5)%
     -------------------------------------------------------------------------
     Natural gas (%)        67%       64%               66%       63%
     Crude oil (%)          26%       29%               27%       29%
     NGLs (%)                7%        7%                7%        8%
     >>

     Average daily production for the second quarter of 2009 was 1% higher as compared to the first quarter of 2009, mainly due to recovery from cold weather conditions that caused production outages and new production from a number of wells drilled during the first quarter of 2009. Additional new well production in Alberta was delayed into the second quarter of 2009 such that benefits from the new royalty incentive program which includes a 5% royalty rate would be realized. The Fund's total daily production averaged 31,044 boe/d for the three months and 30,825 boe/d for the six months ended June 30,
2009, a decrease of 3% and 5%, respectively compared to the same periods in
2008. Production of 1,100 boe/d at our Lookout Butte property in Southern
Alberta remained shut-in since August 2008 due to an extended third party outage at the Waterton gas plant where a significant modification project is underway. The modification project is nearing completion and we will continue to monitor the development and consider the appropriate timing for bringing this production on-stream given the current commodity price environment.
     On March 18, 2009, we announced the intention to dispose of light oil and natural gas producing properties located in Northeast British Columbia, West
Central Alberta and Northern Alberta. Proposals were received and evaluated by
Advantage with two purchase and sale agreements signed for gross proceeds of
$252.6 million, subject to customary adjustments, and representing production of approximately 8,100 boe/d. Both of these sales closed successfully in July
2009 with the net proceeds used to reduce outstanding bank debt.

     <<
     Commodity Prices and Marketing

     Natural Gas

                       Three months ended           Six months ended
                             June 30                     June 30
     ($/mcf)             2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Realized natural
      gas prices
       Excluding
        hedging        $   3.56  $  10.33   (66)%  $   4.43  $   9.11   (51)%
       Including
        hedging        $   5.63  $   9.18   (39)%  $   6.06  $   8.70   (30)%
     AECO monthly
      index            $   3.66  $   9.35   (61)%  $   4.64  $   8.24   (44)%
     >>

     Realized natural gas prices, excluding hedging, were significantly lower for the three and six months ended June 30, 2009 than the same periods of 2008 and decreased 34% from the first quarter of 2009. The 2007/2008 winter season in North America caused inventory levels to decline to approximately the five-year average resulting in stronger prices during early 2008. However, the second half of 2008 and the first half of 2009 experienced significant softening of natural gas prices from higher US domestic natural gas production, mild weather conditions and forecasts, and the ongoing global recession that has impacted demand. These factors have resulted in much higher inventory levels that continue to place considerable downward pressure on natural gas prices. Unfortunately, these conditions have also continued beyond the second quarter of 2009 with AECO gas presently trading at approximately
$2.90/GJ. Although we continue to believe in the longer-term pricing fundamentals for natural gas, we are concerned about the current pricing and economic environment that has the potential to extend for a considerable period of time. The global recession could delay the recovery of natural gas pricing longer than anticipated. While the current pricing situation is quite weak, some of the factors that we believe will support stronger future natural gas prices include: (i) significantly less natural gas drilling in Canada and the US projected for 2009, which will reduce productivity to offset declines,
(ii) the increasing focus on resource style natural gas wells, which have high initial declines, and which are becoming a larger proportion of the total natural gas supply based in Canada and the US, (iii) the potential demand for natural gas for the Canadian oil sands projects, and (iv) fuel switching to natural gas.

     Crude Oil and NGLs

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
     ($/bbl)             2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Realized crude
      oil prices
       Excluding
        hedging        $  61.13  $ 113.71   (46)%  $  52.74  $ 100.57   (48)%
       Including
        hedging        $  59.37  $ 102.83   (42)%  $  59.17  $  94.53   (37)%
     Realized NGLs
      prices
       Excluding
        hedging        $  37.06  $  95.02   (61)%  $  37.30  $  85.67   (56)%
     Realized crude
      oil and NGL
      prices
       Excluding
        hedging        $  55.89  $ 110.15   (49)%  $  49.47  $  97.68   (49)%
       Including
        hedging        $  54.51  $ 101.34   (46)%  $  54.53  $  92.81   (41)%
     WTI ($US/bbl)     $  59.62  $ 124.00   (52)%  $  51.46  $ 110.98   (54)%
     $US/$Canadian
      exchange rate    $   0.86  $   0.99   (13)%  $   0.83  $   0.99   (16)%
     >>

     Realized crude oil and NGLs prices, excluding hedging, decreased notably for the three and six month ended June 30, 2009, as compared to the same periods of 2008 but increased 29% from the first quarter of 2009. Advantage's realized crude oil price may not change to the same extent as WTI, due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year and into 2009, the result of demand destruction brought on by the current global recession. There has been a respectable improvement during the second quarter of 2009, and WTI is currently trading at approximately
US$70/bbl. We continue to believe that the long-term pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel,
(ii) frequent civil unrest in various crude oil producing countries and regions, (iii) strong relative demand in developing countries, particularly in
China and India, and (iv) production declines and reduced drilling.

     Commodity Price Risk

     The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and performance. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.
     We have been active in entering new financial contracts to protect future cash flows and currently the Fund has fixed commodity prices on anticipated production as follows:

     <<
                                   Approximate
                                    Production
                                 Hedged, Net of     Average         Average
     Commodity                     Royalties(1)   Floor Price   Ceiling Price
     -------------------------------------------------------------------------
     Natural gas - AECO
       July to September 2009          76%       Cdn$8.17/mcf    Cdn$8.17/mcf
       October to December 2009        81%       Cdn$8.17/mcf    Cdn$8.17/mcf
       -----------------------------------------------------------------------
       July to December 2009           79%       Cdn$8.17/mcf    Cdn$8.17/mcf
       -----------------------------------------------------------------------
       January to March 2010           81%       Cdn$7.64/mcf    Cdn$7.64/mcf
       April to June 2010              59%       Cdn$7.53/mcf    Cdn$7.53/mcf
       July to September 2010          45%       Cdn$7.27/mcf    Cdn$7.27/mcf
       October to December 2010        46%       Cdn$7.27/mcf    Cdn$7.27/mcf
       -----------------------------------------------------------------------
       Total 2010                      58%       Cdn$7.46/mcf    Cdn$7.46/mcf
       -----------------------------------------------------------------------

       January to March 2011            8%       Cdn$7.25/mcf    Cdn$7.25/mcf
       -----------------------------------------------------------------------

     Crude Oil - WTI
       July to September 2009          54%      Cdn$62.40/bbl   Cdn$69.40/bbl
       October to December 2009        53%      Cdn$62.40/bbl   Cdn$69.40/bbl
       -----------------------------------------------------------------------
       July to December 2009           54%      Cdn$62.40/bbl   Cdn$69.40/bbl
       -----------------------------------------------------------------------
       January to March 2010           28%      Cdn$62.80/bbl   Cdn$62.80/bbl
       April to June 2010              30%      Cdn$69.50/bbl   Cdn$69.50/bbl
       July to September 2010          32%      Cdn$69.50/bbl   Cdn$69.50/bbl
       October to December 2010        34%      Cdn$69.50/bbl   Cdn$69.50/bbl
       -----------------------------------------------------------------------
       Total 2010                      31%      Cdn$67.83/bbl   Cdn$67.83/bbl
       -----------------------------------------------------------------------

       January to March 2011           12%      Cdn$69.50/bbl   Cdn$69.50/bbl
       -----------------------------------------------------------------------
     (1) Approximate production hedged is based on our assumed average production by quarter, net of royalty payments, and takes into consideration our asset dispositions that closed in July 2009.
     >>

     For the six month period ended June 30, 2009, we recognized in income a net realized derivative gain of $45.6 million (June 30, 2008 - $19.7 million net realized derivative loss) on settled derivative contracts. As at June 30,
2009, the fair value of the derivatives outstanding and to be settled was a net asset of approximately $40.8 million (December 31, 2008 - $41.0 million net asset). For the six months ended June 30, 2009, $0.2 million was recognized in income as an unrealized derivative loss (June 30, 2008 - $123.9 million unrealized derivative loss) due to changes in the fair values of these contracts since December 31, 2008. The valuation of the derivatives is the estimated fair value to settle the contracts as at June 30, 2009 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of loss and comprehensive loss as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from July 2009 to
January 2011 corresponding to when Advantage will receive revenues from production.

     Royalties

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Royalties ($000)  $ 12,791  $ 46,173   (72)%  $ 28,871  $ 80,054   (64)%
       per boe         $   4.53  $  15.85   (71)%  $   5.17  $  13.50   (62)%
     As a percentage
      of revenue,
      excluding hedging   13.8%     20.0%  (6.2)%     15.0%     19.2%  (4.2)%
     >>

     Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties have decreased in total for the three and six months ended June 30, 2009 compared to the same periods of 2008 due to the decrease in revenue from significantly lower commodity prices. Royalties as a percentage of revenue, excluding hedging, have decreased as compared to 2008. Effective January 1, 2009, the Alberta
Provincial Government implemented a new royalty framework for conventional oil, natural gas and oil sands and Alberta royalties are now affected by depths and productivity of wells and commodity prices. Given our production profile and the current commodity price environment, our royalty rate has decreased as compared to prior periods. We expect the royalty rate to be in the range of 13% to 16% for 2009 given the current commodity price environment.

     Operating Costs

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Operating costs
      ($000)           $ 35,030  $ 39,917   (12)%  $ 71,061  $ 80,189   (11)%
       per boe         $  12.40  $  13.70    (9)%  $  12.74  $  13.53    (6)%
     >>

     Total operating costs decreased 12% and 11% for the three and six months ended June 30, 2009 as compared to the 2008 respective periods, which resulted in a reduction in operating costs per boe by 9% and 6%. When compared to the first quarter of 2009, total operating costs decreased 3% and operating costs per boe decreased by 5%. An aggressive optimization program through 2008 and into 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure.

     General and Administrative

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     General and
      administrative
       expense ($000)  $  7,848  $  5,763    36%  $ 15,228  $ 12,995    17%
       per boe         $   2.78  $   1.98    40%  $   2.73  $   2.19    25%
     Employees at
      June 30                                           158       174    (9)%
     >>

     General and administrative ("G&A") expense for the three and six months ended June 30, 2009 has increased compared to the same periods of 2008 due to costs of approximately $1.8 million incurred for the conversion of the Fund to a corporation that was completed in July 2009. We expect to see additional residual costs related to the corporate conversion in the third quarter of
2009. As well, total G&A for 2009 includes the recognition of $1.7 million of unit-based compensation expense related to Restricted Trust Units ("RTUs")
granted to employees by the Board of Directors in January 2009. A total of
171,093 Trust Units were issued to employees for the first one-third of the grant that vested. The remaining two-thirds of the RTUs granted will vest over the subsequent two yearly anniversary dates with corresponding compensation expense recognized over the service period.

     Management Internalization

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Management
      internalization
      ($000)           $    760  $  2,439   (69)%  $  1,724  $  4,930   (65)%
       per boe         $   0.27  $   0.84   (68)%  $   0.31  $   0.83   (63)%
     >>

     In 2006, the Fund and Advantage Investment Management Ltd. (the
"Manager") reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and was deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided. Management internalization is lower for the three and six months ended June 30, 2009 compared to the same periods of 2008 as the Trust Units held in escrow continue to vest during the service period. As of June 23,
2009, the final Trust Units held in escrow vested and there will be no subsequent management internalization expense recognized.

     Interest on Bank Indebtedness

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Interest expense
      ($000)           $  3,439  $  7,118   (52)%  $  8,355  $ 14,884   (44)%
       per boe         $   1.22  $   2.44   (50)%  $   1.50  $   2.51   (40)%
     Average effective
      interest rate        2.2%      5.1%  (2.9)%      2.8%      5.4%  (2.6)%
     Bank indebtedness
      at June 30 ($000)                            $644,100  $547,946    18%
     >>

     Total interest expense decreased 52% and 44% for the three and six months ended June 30, 2009 as compared to 2008, respectively. The interest expense decrease is the result of lower interest rates as bank lending rates have declined significantly in response to rate reductions enacted by central banks to stimulate the economy. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our
Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 2.2% for the three months ended June 30, 2009. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. In June 2009 our credit facility was renewed and is subject to higher basis point and stamping fee adjustments ranging from 1.5% to 5.5%, depending on the Fund's debt to cash flow ratio. Therefore, we expect that our average effective interest rate will increase from current levels during the following quarters; however, this will be somewhat offset by lower interest expense on the reduced debt level that has resulted from the July 2009 asset dispositions and equity financing.

     Interest and Accretion on Convertible Debentures

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Interest on
      convertible
      debentures
      ($000)           $  4,009  $  4,204    (5)%  $  7,978  $  8,391    (5)%
       per boe         $   1.42  $   1.44    (1)%  $   1.43  $   1.42     1%
     Accretion on
      convertible
      debentures
      ($000)           $    681  $    720    (5)%  $  1,363  $  1,440    (5)%
       per boe         $   0.24  $   0.25    (4)%  $   0.24  $   0.24     - %
     Convertible
      debentures
      maturity value
      at June 30 ($000)                            $184,489  $224,587   (18)%
     >>

     Interest and accretion on convertible debentures for the three and six months ended June 30, 2009 has decreased compared to 2008 due to the maturity of the 9.00% debentures on August 1, 2008 and the 8.25% debentures on February
1, 2009. On June 30, 2009, our 8.75% debentures matured and will result in lower interest and accretion in subsequent periods.

     Depletion, Depreciation and Accretion

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Depletion,
      depreciation and
      accretion ($000) $ 72,177  $ 74,704    (3)%  $142,099  $151,584    (6)%
       per boe         $  25.55  $  25.64     - %  $  25.47  $  25.57     - %
     >>

     Depletion and depreciation of fixed assets is provided on the
"unit-of-production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has decreased modestly for the three and six months ended June 30, 2009 compared to 2008 due to the slightly lower production. On a per boe basis, DD&A has remained constant.

     Taxes

     Current taxes paid or payable for the six months ended June 30, 2009 amounted to $0.6 million, compared to $1.6 million expensed for the same period of 2008. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan. The reduction from 2008 is primarily due to the corresponding decrease in commodity prices during 2009.
     Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to
Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment
Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.
     On March 12, 2009, the Government of Canada enacted legislation reducing the provincial component of the SIFT tax from 13% to 10%, resulting in a future income tax reduction of approximately $8.9 million during the first quarter of 2009.
     Under Canadian GAAP, the future income tax impact of the planned corporate conversion, which was completed on July 9, 2009, is to be recorded in the fiscal period that the conversion occurs.
     For the six months ended June 30, 2009, the Fund recognized a total future income tax reduction of $20.9 million compared to $44.0 million for the same period of 2008. As at June 30, 2009, the Fund had a future income tax liability balance of $35.0 million, compared to $55.9 million at December 31,
2008.

     Net Loss

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2009      2008  % change    2009      2008  % change
     -------------------------------------------------------------------------
     Net loss ($000)   $(37,810) $(14,369)  163%  $(18,920) $(38,491)  (51)%
       per Trust Unit
        - Basic and
        Diluted        $  (0.26) $  (0.10)  160%  $  (0.13) $  (0.28)  (54)%
     >>

     Net loss for the three months ended June 30, 2009 was $37.8 million, as compared to a net loss of $14.4 million for the same period of 2008. For the six months ended June 30, 2009, we experienced a net loss of $18.9 million, as opposed to the $38.5 million net loss for the first six months of 2008. The first half of 2009 has presented major challenges relating to the commodity price environment that has adversely impacted revenues, partially offset from a corresponding reduction in royalties and lower Alberta royalty rates. The lower revenues have resulted in a larger net loss for the three months ended
June 30, 2009 as compared to the same period of 2008. Regardless of these industry challenges, we were able to deliver significant results that contributed to reduce our net loss for the first six months of 2009. Advantage implemented a very successful commodity price risk management program that resulted in $45.6 million of realized derivative gains. Through our ongoing optimization efforts, we were also able to reduce operating costs and plan to continue these positive efforts in 2009. We also recognized significant benefits from reduced interest rates on bank indebtedness, and a future income tax reduction from a lower provincial component of the SIFT tax.

     Cash Netbacks

     <<
                                             Three months ended
                                                   June 30
                                         2009                    2008
                                   $000       per boe      $000       per boe
     -------------------------------------------------------------------------
     Revenue                   $   92,421  $    32.72  $  230,953  $    79.27
     Realized gain (loss)
      on derivatives               22,238        7.87     (22,085)      (7.58)
     Royalties                    (12,791)      (4.53)    (46,173)     (15.85)
     Operating costs              (35,030)     (12.40)    (39,917)     (13.70)
     -------------------------------------------------------------------------
     Operating                 $   66,838  $    23.66  $  122,778  $    42.14
     General and
      administrative(1)            (7,456)      (2.64)     (6,831)      (2.34)
     Interest                      (3,439)      (1.22)     (7,118)      (2.44)
     Interest on convertible
      debentures(1)                (4,009)      (1.42)     (4,204)      (1.44)
     Income and capital taxes        (344)      (0.12)       (871)      (0.30)
     -------------------------------------------------------------------------
     Funds from operations     $   51,590  $    18.26  $  103,754  $    35.62
     -------------------------------------------------------------------------

                                              Six months ended
                                                   June 30
                                         2009                    2008
                                   $000       per boe      $000       per boe
     -------------------------------------------------------------------------
     Revenue                   $  192,025  $    34.42  $  417,051  $    70.35
     Realized gain (loss)
      on derivatives               45,584        8.17     (19,678)      (3.32)
     Royalties                    (28,871)      (5.17)    (80,054)     (13.50)
     Operating costs              (71,061)     (12.74)    (80,189)     (13.53)
     -------------------------------------------------------------------------
     Operating                 $  137,677  $    24.68  $  237,130  $    40.00
     General and
      administrative(1)           (13,539)      (2.43)    (13,924)      (2.35)
     Interest                      (8,355)      (1.50)    (14,884)      (2.51)
     Interest on convertible
      debentures(1)                (7,978)      (1.43)     (8,391)      (1.42)
     Income and capital taxes        (624)      (0.11)     (1,559)      (0.26)
     -------------------------------------------------------------------------
     Funds from operations     $  107,181  $    19.21  $  198,372  $    33.46
     -------------------------------------------------------------------------
     (1) General and administrative expense excludes non-cash unit-based compensation expense. Interest on convertible debentures excludes non-cash accretion expense.
     >>

     Funds from operations and cash netbacks decreased in total and per boe for the three and six months ended June 30, 2009 compared to the same periods of 2008. As compared to the first quarter of 2009, cash netbacks decreased 10%
from $20.19 per boe for that period. The lower cash netback in total and per boe is primarily due to much weaker commodity prices, particularly natural gas, which adversely impacted revenue. However, as a result of our successful commodity price risk management program, we were able to recognize significant gains on derivatives. Royalties also decreased during the periods as would be expected since they are significantly influenced by commodity prices.
Operating costs, which had increased steadily over the 2008 year, have started to decrease as we begin to realize benefits from our ongoing optimization efforts. We have also realized modest benefits from lower interest expense.

     Contractual Obligations and Commitments

     The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

     <<
                                             Payments due by period
     ($ millions)                   Total     2009     2010     2011     2012
     -------------------------------------------------------------------------
     Building leases              $   8.4  $   1.9  $   3.9  $   1.5  $   1.1
     Capital leases                   5.3      1.2      2.2      1.9        -
     Pipeline/transportation          3.9      1.4      2.0      0.5        -
     Convertible debentures(1)      184.4     52.2     69.9     62.3        -
     -------------------------------------------------------------------------
     Total contractual
      obligations                 $ 202.0  $  56.7  $  78.0  $  66.2  $   1.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) As at June 30, 2009, Advantage had $184.4 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
         All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of Trust Units at
         Advantage's option.
     (2) Bank indebtedness of $644.1 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with repayment due one year after commencement of the term.

     Liquidity and Capital Resources

     The following table is a summary of the Fund's capitalization structure.

     ($000, except as otherwise indicated)                      June 30, 2009
     -------------------------------------------------------------------------
     Bank indebtedness (long-term)                                $   644,100
     Working capital deficit(1)                                       131,913
     -------------------------------------------------------------------------
     Net debt                                                     $   776,013
     -------------------------------------------------------------------------
     Trust Units outstanding (000)                                    145,198
     Trust Units closing market price ($/Trust Unit)              $      4.90
     -------------------------------------------------------------------------
     Market value                                                 $   711,470
     -------------------------------------------------------------------------
     Convertible debentures maturity value (long-term)            $    62,294
     Capital lease obligation (long term)                         $     2,970
     -------------------------------------------------------------------------
     Total capitalization                                         $ 1,552,747
     -------------------------------------------------------------------------
     (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and convertible debentures.
     >>

     Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the
Fund is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders' equity. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting or discontinuing the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of
Directors on an ongoing basis.
     Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the
Fund to mitigate risks. The Fund continues to satisfy all liabilities and commitments as they come due. We had an established $710 million credit facility agreement with a syndicate of financial institutions; the balance of which utilized at June 30, 2009 was $644.1 million. This facility was renewed in June 2009 and was comprised of a $20 million revolving operating loan facility, a $630 million extendible revolving credit facility and a $60 million liquidity facility. Subsequent to our asset dispositions that closed in July 2009, we have renegotiated and finalized our new credit facility for the corporation, that will be $525 million, consisting of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The Fund additionally has convertible debentures that will mature in 2009, whereby we have the option to settle such obligations by cash or though the issuance of Trust Units. The current economic situation has placed additional pressure on commodity prices. Crude oil has dropped from a historic high in 2008 to approximately US$70/bbl. The impact from the decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the Canadian dollar. Natural gas prices that had been improving early in 2008, have now declined due to the ailing economy as well as increased inventory levels from strong injections and mild weather. Natural gas has dropped with AECO gas presently trading at approximately $2.90/GJ. The outlook for the Fund from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower commodity price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, the monthly distribution was discontinued to repay debt and focus capital spending on our Montney natural gas resource play.
     In summary, we have implemented a strategy to balance funds from operations and capital program expenditure requirements. A successful hedging program was also executed to help reduce the volatility of our funds from operations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment.
However, as with all companies, we are still exposed to risks as a result of the current economic situation and the potential duration. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

     Unitholders' Equity and Convertible Debentures

     Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.
     As at June 30, 2009, the Fund had 145.2 million Trust Units outstanding.
During the six months ended June 30, 2009, 1,263,158 Trust Units were issued as a result of the Premium Distribution(TM), Distribution Reinvestment and
Optional Trust Unit Purchase Plan (the "Plan"), generating $5.2 million reinvested in the Fund (June 30, 2008 - 1,854,776 Trust Units were issued under the Plan, generating $19.5 million reinvested in the Fund). As at August
13, 2009, Trust Units outstanding increased to 162.2 million due to 17 million
Trust Units issued on July 7, 2009, through a bought deal financing that raised gross proceeds of $102 million. The proceeds were utilized to reduce bank indebtedness.
     At June 30, 2009, the Fund had $184.4 million convertible debentures outstanding that were immediately convertible to 8.4 million Trust Units based on the applicable conversion prices (December 31, 2008 - $219.2 million outstanding and convertible to 9.5 million Trust Units). During the six months ended June 30, 2009, there were no conversions of debentures (June 30, 2008 -
$25,000 converted resulting in the issuance of 1,001 Trust Units). The principal amount of 8.25% convertible debentures matured on February 1, 2009 and was settled by issuing 946,887 Trust Units while the 8.75% convertible debentures that matured on June 30, 2009 was settled with $29.8 million in cash. As at August 13, 2009, the convertible debentures outstanding have not changed from June 30, 2009. We have $52.2 million of 7.50% debentures that mature on October 1, 2009. These obligations can be settled through the payment of cash or issuance of Trust Units at Advantage's option.

     Bank Indebtedness, Credit Facility and Other Obligations

     At June 30, 2009, Advantage had bank indebtedness outstanding of $644.1 million. Bank indebtedness increased $56.7 million since December 31, 2008 as a significant portion of our 2009 capital expenditure program was incurred during the first half of 2009 and $29.8 million principal amount of debentures matured and was settled with cash on June 30, 2009. The Fund renewed its credit facility in June 2009 which was a $710 million credit facility as at
June 30, 2009. However, given our asset dispositions that closed in July 2009, we have renegotiated and finalized a new credit facility of $525 million, comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The net proceeds from the asset dispositions were used to reduce our outstanding bank debt to improve
Advantage's financial flexibility. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. As well, the borrowing base for the Fund's credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Fund. The next annual review is scheduled to occur in June 2010. There can be no assurances that the $525 million credit facility will be renewed at the current borrowing base level at that time. As at August 13, 2009, our bank indebtedness was approximately $300 million with unutilized room of $225 million.
     Advantage had a working capital deficiency of $131.9 million as at June
30, 2009. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given our funds from operations. It is also important to note that working capital is effectively integrated with
Advantage's operating credit facility, which assists with the timing of cash flows as required. The increase in our working capital deficiency is due to the additional inclusion in current liabilities of $121.2 million of convertible debentures that mature during the next twelve months. We have
$52.2 million of 7.50% debentures that mature on October 1, 2009 and $69.9 million of 6.50% debentures that mature on June 30, 2010. Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at June 30,
2009 is $5.0 million, bearing interest at effective rates ranging from 5.5% to
6.7%, and is collateralized by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.

     Capital Expenditures

     <<
                                  Three months ended       Six months ended
                                        June 30                 June 30
     ($000)                        2009        2008        2009        2008
     -------------------------------------------------------------------------
     Land and seismic          $       40  $       11  $    1,707  $    4,181
     Drilling, completions
      and workovers                 4,526       9,425      42,138      46,169
     Well equipping and
      facilities                   11,082      11,978      24,379      37,576
     Other                             71         218         138         609
     -------------------------------------------------------------------------
                               $   15,719  $   21,632  $   68,362  $   88,535
     Property dispositions           (860)          -      (1,619)        (91)
     -------------------------------------------------------------------------
     Total capital
      expenditures             $   14,859  $   21,632  $   66,743  $   88,444
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Advantage's exploitation and development program focuses on areas where past activity has yielded long-life reserves with high cash netbacks. We are very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base as evidenced by our success at Glacier, Nevis and several other key properties. As a result, the Fund has a high level of flexibility to allocate its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
Advantage's acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.
     For the six month period ended June 30, 2009, the Fund spent a net $68.4 million and drilled a total of 9.6 net (11 gross) wells at a 100% success rate. Total capital spending included $48.4 million at Glacier, $6.3 million at Martin Creek, and the remaining balance at other miscellaneous areas.
Glacier capital spending included 3 net (3 gross) horizontal wells and 2 net
(2 gross) vertical wells. Two new Montney horizontal wells were brought on-stream at combined rates of 8 to 10 mmcf/d at the end of January 2009.
Facilities work involving the expansion of compression facilities and our pipeline gathering system was completed at the end of the quarter and has taken our overall facility capacity to 25 mmcf/d after commissioning the expansion in the second quarter of 2009. With the facilities work completed, our Montney wells drilled in the fourth quarter of 2008 and the first quarter of 2009 were brought on-stream during the latter portion of the second quarter of 2009 at total well rates of between 20 and 25 mmcf/d. The new wells brought on-stream will qualify for the Alberta royalty incentive program which results in a 5% royalty rate for one year or 0.5 bcf of gas production. Activity is now underway at Glacier to increase production capacity to 50 mmcf/d by mid
2010. At Nevis, activity focused on increasing battery capacity and preparatory work for new Wabamun light oil wells which may be drilled during the remainder of 2009.
     On July 8, 2009, the Board of Directors approved a new capital budget for the twelve month period beginning July 2009 and ending June 2010. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.
     Advantage's corporate capital budget for the 12 month period ending June
2010 has been set at $207 million, with $105 to $110 million for the remainder of 2009. The budget will focus on development of our Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach. Phase I of the development plan was achieved during the second quarter of 2009 where production capacity was increased to approximately 25 mmcf/d and included wells, compression facilities and additional pipelines. Phase II of the development plan will be undertaken during the next 12 months and will result in production capacity increasing to approximately 50 mmcf/d by mid 2010. Phase III of the development plan will result in the attainment of 100 mmcf/d by mid 2011. Approximately 79% of the total capital expenditures for the 12 month period will be allocated to
Glacier.

     Sources and Uses of Funds

     The following table summarizes the various funding requirements during the six months ended June 30, 2009 and 2008 and the sources of funding to meet those requirements:

     <<
                                                           Six months ended
                                                                June 30
     ($000)                                                2009        2008
     -------------------------------------------------------------------------
     Sources of funds
       Funds from operations                           $  107,181  $  198,372
       Increase in bank indebtedness                       58,393         520
       Property dispositions                                1,619          91
       Units issued, net of costs                               -         925
     -------------------------------------------------------------------------
                                                       $  167,193  $  199,908
     -------------------------------------------------------------------------
     Uses of funds
       Expenditures on property and equipment          $   68,362  $   88,535
       Increase in working capital                         41,123      23,882
       Convertible debenture repayment                     29,839           -
       Distributions to Unitholders                        23,481      80,632
       Expenditures on asset retirement                     3,622       5,947
       Reduction of capital lease obligations                 645         912
       Trust Unit issue costs                                 121           -
     -------------------------------------------------------------------------
                                                       $  167,193  $  199,908
     -------------------------------------------------------------------------
     >>

     The Fund generated lower funds from operations during the six months ended June 30, 2009 compared to the same period of 2008, due to a sharp decrease in commodity prices. Consequently, our bank indebtedness increased as a result to assist with the timing of cash flow requirements. The major use of funds during this period was expenditures on property and equipment, which was reduced from the 2008 levels, given the lower commodity price environment.
Distributions were suspended indefinitely in the first quarter of 2009 in order to maintain our budgeted capital program including significant investment at our Glacier Montney natural gas property and to repay bank indebtedness. Additionally, our 8.75% convertible debentures matured on June
30, 2009 and were settled with $29.8 million of cash.

     Quarterly Performance

     <<
                                         2009                    2008
     ($000, except as
      otherwise indicated)           Q2          Q1          Q4          Q3
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        124,990     117,968     120,694     122,627
       Crude oil and NGLs
        (bbls/d)                   10,212      10,942      11,413      11,980
       Total (boe/d)               31,044      30,603      31,529      32,418
     Average prices
       Natural gas ($/mcf)
         Excluding hedging     $     3.56  $     5.36  $     7.15  $     8.65
         Including hedging     $     5.63  $     6.52  $     7.61  $     7.55
         AECO monthly index    $     3.66  $     5.64  $     6.79  $     9.27
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging     $    55.89  $    43.41  $    53.65  $   107.96
         Including hedging     $    54.51  $    54.54  $    61.67  $   100.02
         WTI ($US/bbl)         $    59.62  $    43.21  $    58.75  $   118.13
     Total revenues
      (before royalties)       $  114,659  $  122,950  $  149,205  $  195,384
     Net income (loss)         $  (37,810) $   18,890  $  (95,477) $  113,391
       per Trust Unit
        - basic                $    (0.26) $     0.13  $    (0.67) $     0.81
        - diluted              $    (0.26) $     0.13  $    (0.67) $     0.79
     Funds from operations     $   51,590  $   55,591  $   69,370  $   93,345
     Distributions declared    $        -  $   17,266  $   45,514  $   50,743

                                         2008                    2007
     ($000, except as
      otherwise indicated)           Q2          Q1          Q4          Q3
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        123,104     125,113     128,556     115,991
       Crude oil and NGLs
        (bbls/d)                   11,498      12,281      12,895      10,014
       Total (boe/d)               32,015      33,133      34,321      29,346
     Average prices
       Natural gas ($/mcf)
         Excluding hedging     $    10.33  $     7.90  $     6.23  $     5.62
         Including hedging     $     9.18  $     8.23  $     6.97  $     6.35
         AECO monthly index    $     9.35  $     7.13  $     6.00  $     5.62
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging     $   110.15  $    85.99  $    73.40  $    69.03
         Including hedging     $   101.34  $    84.83  $    70.40  $    68.51
         WTI ($US/bbl)         $   124.00  $    97.96  $    90.63  $    75.33
     Total revenues
      (before royalties)       $  208,868  $  188,505  $  165,951  $  130,830
     Net income (loss)         $  (14,369) $  (24,122) $   13,795  $  (26,202)
       per Trust Unit
        - basic                $    (0.10) $    (0.18) $     0.10  $    (0.22)
        - diluted              $    (0.10) $    (0.18) $     0.10  $    (0.22)
     Funds from operations     $  103,754  $   94,618  $   80,519  $   62,345
     Distributions declared    $   50,364  $   50,021  $   57,875  $   55,017
     >>

     The table above highlights the Fund's performance for the second quarter of 2009 and also for the preceding seven quarters. The Sound acquisition closed on September 5, 2007, and significantly increased production for the third and fourth quarters of 2007. Production has gradually decreased through the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production increased modestly in the third quarter of 2008 as new wells were brought on production and most facility turnarounds were completed. During the fourth quarter of 2008 and the first quarter of
2009, production again decreased as we experienced freezing conditions from early cold weather in December and a slow recovery from such cold weather conditions. An extended third party facility outage began in August 2008 and has continued well into 2009 and it is expected that production may come on-stream near the end of the third quarter 2009. Production increased in the second quarter of 2009 due to recovery from cold weather conditions that caused brief production outages and additional production from a number of wells drilled during the first quarter of 2009 but delayed until after March
31 such that we could benefit from the new 5% Alberta royalty rate available on such wells for the next twelve month period. Financial results, particularly revenues and funds from operations, increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of 2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of
2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend through to the second quarter of 2009. We experienced a net loss in the third quarter of 2007 due to a significant drop in natural gas prices realized at that time, amortization of the management internalization consideration and increased depletion and depreciation expense. Net income increased in the fourth quarter of 2007 due to the full integration of the Sound acquisition and moderately improved commodity prices. Net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Fund reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and an impairment of our entire balance of goodwill. In the first quarter of 2009, the global economy showed no clear sign of recovery and commodity prices, particularly natural gas, were weak in comparison to prior quarters. However, Advantage was still able to recognize net income as we recognized both realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs. Natural gas prices continued to worsen during the second quarter of
2009 resulting in the recognition of a net loss.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.
     Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.
     Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
     In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     International Financial Reporting Standards ("IFRS")

     In February 2008, the Accounting Standards Board of the Canadian
Institute of Chartered Accountants confirmed that publicly accountable entities will be required to adopt IFRS effective January 1, 2011, including preparation of comparative financial information. Management has engaged its key personnel responsible for financial reporting and developed an overall plan to address IFRS implementation. The initial stage of the plan involved staff training and ongoing education. Key personnel received professional education on IFRS accounting principles and standards, both in general and for the oil and gas industry in particular. Review of changes to IFRS has been incorporated into existing processes of internal control over financial reporting. A preliminary project plan for IFRS implementation has been drafted and will be subject to ongoing revision as there are developments. As well, appropriate operating personnel have been engaged, as necessary, to determine how to implement the requirements of IFRS into the Fund's manual and information systems that collect and process financial data. We expect to have continual discussion with our external and internal auditors throughout the process regarding IFRS and implementation.
     The most significant change identified will be accounting for property, plant and equipment. The Fund, like many Canadian oil and gas reporting issuers, applies the "full cost" concept in accounting for its oil and gas assets. Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Fund to make a much more detailed assessment of its oil and gas property, plant and equipment. For depletion and depreciation, the Fund must identify asset components, and determine an appropriate depreciation or depletion method for each component.
With regard to impairment test calculations, we must identify "Cash Generating
Units", which are defined as the smallest group of assets that produce independent cash flows. An impairment test must be performed individually for all cash generating units. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the International Accounting Standards Board ("IASB") is
currently undertaking an extractive industries project, to develop accounting standards specifically for businesses like that of the Fund. However, the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for property, plant and equipment and will evaluate these other areas in due course and develop more detailed plans to address the identified issues.

     Disclosure Controls and Internal Controls over Financial Reporting

     Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Fund is recorded, processed, summarized and reported within the time periods specified under the Canadian securities law. Advantage's Chief Executive Officer and
Chief Financial Officer have concluded, based on their evaluation, that the disclosure controls and procedures as of the end of June 30, 2009, are effective and provide reasonable assurance that material information related to the Fund is made known to them by others within Advantage.
     Advantage's Chief Executive Officer and Chief Financial Officer are
responsible for establishing and maintaining internal controls over financial reporting ("ICFR"). They have, as at the quarter ended June 30, 2009, designed
ICFR or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with
Canadian GAAP. The control framework Advantage's officers used to design the
ICFR is the Internal Control - Integrated Framework issued by the Committee of
Sponsoring Organizations.
     Advantage's Chief Executive Officer and Chief Financial Officer are
required to disclose any change in the internal controls over financial reporting that occurred during our most recent interim period that has materially affected, or is reasonably likely to affect, the Fund's internal controls over financial reporting. No material changes in the internal controls were identified during the period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
     It should be noted that a control system, including Advantage's disclosure and internal controls and procedures, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met and it should be not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

     Outlook

     On March 18, 2009, we announced the intention to dispose of light oil and natural gas producing properties located in Northeast British Columbia, West
Central Alberta and Northern Alberta. Proposals were received and evaluated by
Advantage with two purchase and sale agreements signed for gross proceeds of
$252.6 million, subject to customary adjustments, and representing production of approximately 8,100 boe/d. Both of these sales closed successfully in July
2009 with the net proceeds used to reduce outstanding bank debt. We expect production to average approximately 23,000 boe/d for the period July to
December 2009 from a more focused asset base.
     Additionally, we also announced that we entered into an agreement with a syndicate of underwriters for the purchase of 17 million trust units by the underwriters on a bought deal basis, at a price of $6.00 per Trust Unit for total gross proceeds of $102 million, which closed on July 7, 2009. The net proceeds of this offering were also used to repay indebtedness under
Advantage's credit facility.
     These transactions have enabled Advantage to repay a significant portion of outstanding bank indebtedness while increasing the balance of unutilized credit facility. This improves our financial flexibility as we convert to a growth oriented corporation to pursue the significant potential of our Montney natural gas resource play. Our credit facility may be subsequently redrawn to fund capital expenditures and for general corporate purposes but it is our long-term intention to balance funds from operations and our capital expenditure program. Although our funds from operations will continue to be impacted by the volatility of crude oil and natural gas prices, we have a substantial hedging portfolio that improves cash flow stability for our capital program. Approximately 79% of our natural gas production, net of royalties, is now hedged for the remainder of 2009 at an average fixed price of $8.17/mcf. We have also hedged approximately 54% of our remaining 2009 crude oil production, net of royalties, at an average floor price of
$62.40/bbl. For 2010, we have hedged 58% of our natural gas production, net of royalties, at an average fixed price of $7.46/mcf and 31% of our crude oil production, net of royalties, at an average fixed price of $67.83/bbl. Our strategy will be to continue to employ a multi-year hedging program to reduce the volatility in cash flow in support of capital requirements.
     In conjunction with our corporate conversion, we announced on July 8,
2009 that the Board of Directors had approved a new capital budget for the twelve month period beginning July 2009 and ending June 2010. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.
     Advantage's corporate capital budget for the 12 month period ending June
2010 has been set at $207 million, with approximately $105 to $110 million for the remainder of 2009. Guidance for the 12 month period is as follows:

     <<
                          July to December   January to June        Total
                                2009              2010           12 Months
                                ----              ----           ---------
     Production (boe/d)   22,700 to 23,300  24,200 to 25,200  23,450 to 24,300
     Royalty rate (%)        15% to 18%        16% to 19%        15% to 19%
     Operating costs
      ($/boe)             $12.75 to $13.30  $12.50 to $13.20  $12.60 to $13.25
     Capital expenditures
      ($ millions)          $105 to $110      $100 to $105      $205 to $215
     Funds from operations
      ($ millions)                                                 $204(1)

     (1) Based on NYMEX US$5.19/mmbtu, AECO $4.97/mcf, WTI US$73.87/bbl,
         $US/$Canadian exchange rate $0.86 and current hedging positions.
     >>

     Funds from operations are forecasted to be approximately within the range of capital expenditures required for the next 12 month period. The volatility in funds from operations is significantly reduced due to our hedging positions through to the end of 2010. Production is forecasted to increase during the first half of 2010 as new wells are brought on stream after additional gathering systems and new facilities are constructed at Glacier during the fourth quarter of 2009. Production declines will occur at Glacier during the second half of 2009 and at our remaining properties. We also expect natural gas production curtailments to occur during the second half of 2009 as several joint operators have announced their intention to shut-in production due to the low price of natural gas. The budget will focus on development of our
Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach. Phase II of the development plan will be undertaken during the next 12 months and will result in production capacity increasing to 50 mmcf/d by mid 2010. A continued focus on optimizing well completions at Glacier will involve production logging of several wells in order to further evaluate the effectiveness of frac designs and new technology applications. Phase II of the Glacier development plan includes the drilling and completion of 16 gross (16.0 net) horizontal operated wells, up to 16 gross (6.1 net) joint interest horizontal wells, and
1 gross (1.0 net) vertical well during the next twelve months. Drilling plans will continue to balance production and reserve growth and delineation of our extensive 89 section gross (average 90% working interest) Montney land block.
Drilling resumed in early July at Glacier with the deployment of four drilling rigs on operated and joint interest lands. Phase II also includes the expansion of the existing gas gathering system, additional compression and a new Advantage operated gas plant to complement the existing infrastructure and provide total processing and production capacity of 50 mmcf/d. The majority of the wells drilled during the last half of 2009 will be tied-in during the second quarter of 2010 when the facilities expansions are expected to be completed. Glacier capital expenditures are estimated to be approximately $84 million net for the remainder of 2009 and $81 million net for the first half of 2010. Approximately $116 million will be allocated to drilling and completions with $29 million for well equipping and tie-ins and $20 million for facilities and plant expansion. Phase III of the development plan will result in the attainment of 100 mmcf/d by mid 2011.
     The Alberta Government's recently announced extension of the energy incentive programs to March 31, 2011 will provide substantial benefits to all three phases of our Glacier development plan. The energy incentive programs will allow Advantage to capitalize on lower drilling costs (through a drilling royalty credit of up to $200 per meter of drilled depth subject to a corporate ceiling) and an initial 5% royalty rate on the first 500 mmcf of production for new wells based on our go-forward drilling plans for each of the three phases of development at Glacier.
     With regards to field operating costs, we will continue with our optimization programs which has already delivered cost reductions. We expect to see some further easing of operating costs as the lower commodity price environment is expected to remain for a sustained period.
     Looking forward, Advantage's high quality assets combined with a significant unconventional and conventional inventory, strong hedging program and improved balance sheet enables us to create value growth for our
Unitholders.

     Additional Information

     Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageog.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

     <<
     August 13, 2009

                       CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets
                                                           June      December
     (thousands of dollars)                              30, 2009    31, 2008
     -------------------------------------------------------------------------
                                                       (unaudited)
     Assets
     Current assets
       Accounts receivable                             $   56,524  $   84,689
       Prepaid expenses and deposits                       12,879      11,571
       Derivative asset (note 10)                          60,156      41,472
     -------------------------------------------------------------------------
                                                          129,559     137,732

     Derivative asset (note 10)                             6,008       1,148
     Fixed assets (note 3)                              2,103,233   2,163,866
     -------------------------------------------------------------------------
                                                       $2,238,800  $2,302,746
     -------------------------------------------------------------------------
     Liabilities
     Current liabilities
       Accounts payable and accrued liabilities        $   78,066  $  146,046
       Distributions payable to Unitholders                     -      11,426
       Current portion of capital lease
        obligations (note 4)                                2,038       1,747
       Current portion of convertible debentures
        (note 5)                                          121,212      86,125
       Derivative liability (note 10)                      17,376         611
       Future income taxes                                 12,377      11,939
     -------------------------------------------------------------------------
                                                          231,069     257,894
     Derivative liability (note 10)                         7,996       1,039
     Capital lease obligations (note 4)                     2,970       3,906
     Bank indebtedness (note 6)                           643,110     584,717
     Convertible debentures (note 5)                       60,419     128,849
     Asset retirement obligations (note 7)                 84,953      73,852
     Future income taxes                                   22,586      43,976
     -------------------------------------------------------------------------
                                                        1,053,103   1,094,233
     -------------------------------------------------------------------------

     Unitholders' Equity Unitholders' capital
      (note 8)                                          2,088,497   2,075,877
     Convertible debentures equity component
      (note 5)                                              8,303       9,403
     Contributed surplus (note 8)                           2,137         287
     Accumulated deficit (note 9)                        (913,240)   (877,054)
     -------------------------------------------------------------------------
                                                        1,185,697   1,208,513
     -------------------------------------------------------------------------
                                                       $2,238,800  $2,302,746
     -------------------------------------------------------------------------
     Commitments (note 12)
     Subsequent events (note 13)

     See accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Loss,
     Comprehensive Loss and Accumulated Deficit

     (thousands of dollars,       Three months ended       Six months ended
      except for per Trust        June 30,    June 30,    June 30,    June 30,
      Unit amounts) (unaudited)     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural
        gas                    $   92,421  $  230,953  $  192,025  $  417,051
       Realized gain (loss) on
        derivatives (note 10)      22,238     (22,085)     45,584     (19,678)
       Unrealized loss on
        derivatives (note 10)     (24,575)    (62,696)       (178)   (123,882)
       Royalties                  (12,791)    (46,173)    (28,871)    (80,054)
     -------------------------------------------------------------------------
                                   77,293      99,999     208,560     193,437
     -------------------------------------------------------------------------

     Expenses
       Operating                   35,030      39,917      71,061      80,189
       General and administrative   7,848       5,763      15,228      12,995
       Management internalization
        (note 8)                      760       2,439       1,724       4,930
       Interest                     3,439       7,118       8,355      14,884
       Interest and accretion on
        convertible debentures      4,690       4,924       9,341       9,831
       Depletion, depreciation
        and accretion              72,177      74,704     142,099     151,584
     -------------------------------------------------------------------------
                                  123,944     134,865     247,808     274,413
     -------------------------------------------------------------------------

     Loss before taxes            (46,651)    (34,866)    (39,248)    (80,976)
     Future income tax reduction   (9,185)    (21,368)    (20,952)    (44,044)
     Income and capital taxes         344         871         624       1,559
     -------------------------------------------------------------------------
                                   (8,841)    (20,497)    (20,328)    (42,485)
     -------------------------------------------------------------------------

     Net loss and comprehensive
      loss                        (37,810)    (14,369)    (18,920)    (38,491)
     Accumulated deficit,
      beginning of period        (875,430)   (733,978)   (877,054)   (659,835)
     Distributions declared             -     (50,364)    (17,266)   (100,385)
     -------------------------------------------------------------------------
     Accumulated deficit,
      end of period             $(913,240)  $(798,711)  $(913,240)  $(798,711)
     -------------------------------------------------------------------------
     Net loss per
      Trust Unit (note 8)
       Basic and diluted        $   (0.26)  $   (0.10)  $   (0.13)  $   (0.28)
     -------------------------------------------------------------------------
     See accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Cash Flows

                                  Three months ended       Six months ended
     (thousands of dollars)       June 30,    June 30,    June 30,    June 30,
     (unaudited)                    2009        2008        2009        2008
     -------------------------------------------------------------------------
     Operating Activities
     Net loss                  $  (37,810) $  (14,369) $  (18,920) $  (38,491)
     Add (deduct) items not
      requiring cash:
       Unrealized loss on
        derivatives                24,575      62,696         178     123,882
       Unit-based compensation        392      (1,068)      1,689        (929)
       Management internalization     760       2,439       1,724       4,930
       Accretion on convertible
        debentures                    681         720       1,363       1,440
       Depletion, depreciation
        and accretion              72,177      74,704     142,099     151,584
       Future income tax
        reduction                  (9,185)    (21,368)    (20,952)    (44,044)
     Expenditures on asset
      retirement                   (1,045)       (982)     (3,622)     (5,947)
     Changes in non-cash
      working capital             (11,589)     (8,890)    (22,724)    (16,950)
     -------------------------------------------------------------------------
     Cash provided by
      operating activities         38,956      93,882      80,835     175,475
     -------------------------------------------------------------------------

     Financing Activities
     Units issued, net of costs      (121)        967        (121)        925
     Increase (decrease) in
      bank indebtedness            31,102     (15,554)     58,393         520
     Convertible debenture
      repayment (note 5)          (29,839)          -     (29,839)          -
     Reduction of capital
      lease obligations              (325)       (306)       (645)       (912)
     Distributions to Unitholders       -     (40,330)    (23,481)    (80,632)
     -------------------------------------------------------------------------
     Cash provided by (used in)
      financing activities            817     (55,223)      4,307     (80,099)
     -------------------------------------------------------------------------
     Investing Activities
     Expenditures on property
      and equipment               (15,719)    (21,632)    (68,362)    (88,535)
     Property dispositions            860           -       1,619          91
     Changes in non-cash
      working capital             (24,914)    (17,027)    (18,399)     (6,932)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                  (39,773)    (38,659)    (85,142)    (95,376)
     -------------------------------------------------------------------------
     Net change in cash                 -           -           -           -
     Cash, beginning of period          -           -           -           -
     -------------------------------------------------------------------------
     Cash, end of period       $        -  $        -  $        -  $        -
     -------------------------------------------------------------------------
     Supplementary Cash Flow
      Information
       Interest paid                6,793      10,013      15,040      18,579
       Taxes paid                     235         638         610         792

     See accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     June 30, 2009 (unaudited)

     All tabular amounts in thousands except as otherwise indicated.

     The interim consolidated financial statements of Advantage Energy Income
     Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles
     ("GAAP") using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31,
     2008, except as described below. These interim financial statement note disclosures do not include all of those required by Canadian GAAP applicable for annual financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended
     December 31, 2008 as set out in Advantage's Annual Report.

     1.  Business and Structure of the Fund

         Advantage was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the
         Province of Alberta pursuant to a Trust Indenture originally dated
         April 17, 2001, and as occasionally amended, between Advantage Oil &
         Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as
         trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the
         "Unitholders").

         The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its wholly-owned subsidiary, AOG. The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of
         AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The
         Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisitions and development of producing crude oil and natural gas properties.

         The original purpose of the Fund was to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow include principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the
         AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. Any distributions from the Fund to
         Unitholders were entirely discretionary and determined by Management and the Board of Directors. Management closely monitored the distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures.
         Distributions were based on the cash available after retaining a portion to meet such spending requirements. The level of
         distributions were primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and were dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions that were paid to Unitholders were dependent upon the prices received for such oil and natural gas production.

         On March 18, 2009, Advantage announced the Board of Directors had approved conversion to a growth oriented corporation and suspension of the monthly distribution.  The corporate conversion was approved by the Fund's Unitholders at the Annual General and Special Meeting
         on July 9, 2009, and received customary court and regulatory approvals. The conversion will enable the new corporation, Advantage
         Oil & Gas Ltd., to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at
         Glacier, Alberta. Going forward, Advantage does not anticipate paying dividends in the immediate future and will instead direct cash flow to capital expenditures and debt repayment.

     2.  Changes in Accounting Policies

         (a) Goodwill and intangible assets

         In February 2008, the Canadian Institute of Chartered Accountants
         ("CICA") issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and
         Section 3450, Research and Development Costs.  The new Section became effective January 1, 2009.  Management has implemented the new
         Section and there was no impact for the financial statements of the
         Fund.

         (b) Recent accounting pronouncements issued but not implemented

             (i)  International Financial Reporting Standards ("IFRS")

              In February 2008, the CICA Accounting Standards Board confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for publicly accountable enterprises.  Management is currently evaluating the effects of all current and pending pronouncements of the International Accounting Standards Board on the financial statements of the Fund, and has developed a plan for
              implementation.

         (c)  Comparative figures

         Certain comparative figures have been reclassified to conform to the current period presentation.

     3.  Fixed Assets

                                                    Accumulated
                                                  Depletion and     Net Book
         June 30, 2009                    Cost     Depreciation       Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,378,370   $ 1,279,452   $ 2,098,918
         Furniture and equipment           11,710         7,395         4,315
         ---------------------------------------------------------------------
                                      $ 3,390,080   $ 1,286,847   $ 2,103,233
         ---------------------------------------------------------------------

                                                    Accumulated
                                                  Depletion and     Net Book
         December 31, 2008                Cost     Depreciation       Value
         ---------------------------------------------------------------------
         Value Petroleum and natural
          gas properties              $ 3,299,657   $ 1,140,710   $ 2,158,947
         Furniture and equipment           11,572         6,653         4,919
         ---------------------------------------------------------------------
                                      $ 3,311,229   $ 1,147,363   $ 2,163,866
         ---------------------------------------------------------------------

     4.  Capital Lease Obligations

         The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at June 30, 2009 consist of the following:

         2009                                   1,239
         2010                                   2,200
         2011                                   1,925
         ---------------------------------------------
                                                5,364
         Less amounts representing interest      (356)
         ---------------------------------------------
                                                5,008
         Current portion                       (2,038)
         ---------------------------------------------
                                            $   2,970
         ---------------------------------------------

     5.  Convertible Debentures

         The balance of debentures outstanding at June 30, 2009 and changes in the liability and equity components during the six months ended June
         30, 2009 are as follows:

                                    8.25%       8.75%       7.50%
         ---------------------------------------------------------
         Trading symbol           AAV.DBB     AAV.DBF     AAV.DBC
         Debentures outstanding $       -   $       -   $  52,268
         ---------------------------------------------------------
         Liability component:
           Balance at December
            31, 2008            $   4,859   $  29,687  $   51,579
           Accretion of discount        8         152         457
           Matured                 (4,867)    (29,839)          -
         ---------------------------------------------------------
           Balance at
            June 30, 2009       $       -   $       -  $   52,036
         ---------------------------------------------------------
         Equity component:
           Balance at December
            31, 2008            $      248  $      852  $    2,248
           Expired                    (248)       (852)          -
         -------------------------------------------------------------
           Balance at
            June 30, 2009       $        -  $        -  $    2,248
         -------------------------------------------------------------

                                     6.50%       7.75%       8.00%      Total
         ---------------------------------------------------------------------
         Trading symbol            AAV.DBE     AAV.DBD     AAV.DBG
         Debentures outstanding $   69,927  $   46,766  $   15,528  $ 184,489
         ---------------------------------------------------------------------
         Liability component:
           Balance at
            December 31, 2008   $   68,807  $   44,964  $   15,078  $ 214,974
           Accretion of discount       369         303          74      1,363
           Matured                       -           -           -    (34,706)
         ---------------------------------------------------------------------
           Balance at June 30,
           2009                 $   69,176  $   45,267  $   15,152  $ 181,631
         ---------------------------------------------------------------------
         Equity component:
           Balance at
            December 31, 2008   $    2,971  $    2,286  $      798  $   9,403
           Expired                       -           -           -     (1,100)
         ---------------------------------------------------------------------
           Balance at
            June 30, 2009       $    2,971  $    2,286  $      798  $   8,303
         ---------------------------------------------------------------------

         During the six months ended June 30, 2009, there were no convertible debenture conversions (June 30, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units).

         The principal amount of 8.25% convertible debentures matured on
         February 1, 2009 and was settled by issuing 946,887 Trust Units, while the 8.75% convertible debentures that matured on June 30, 2009 were settled with $29.8 million in cash.

     6.  Bank Indebtedness

                                                           June      December
                                                         30, 2009    31, 2008
         ---------------------------------------------------------------------
         Revolving credit facility                     $  644,100  $  587,404
         Discount on Bankers Acceptances                     (990)     (2,687)
         ---------------------------------------------------------------------
         Balance, end of period                        $  643,110  $  584,717
         ---------------------------------------------------------------------

         Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $630 million extendible revolving loan facility, a $20 million operating loan facility, and a
         $60 million liquidity facility. The liquidity facility will, subject to renewal, expire on October 31, 2010. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 1.50% to 5.50% depending on the
         Fund's debt to cash flow ratio. The credit facilities are
         collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the
         Fund covering all assets and cash flows. The amounts available to
         Advantage from time to time under the credit facilities are based upon the borrowing base determined by the lenders and which is re-
         determined on a semi-annual basis by those lenders. The credit facilities are subject to review on an annual basis with the next renewal due in June 2010. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a
         364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
         The credit facilities also prohibit the Fund from entering into any derivative contract where the term of such contract exceeds two years and the aggregate of such contracts hedge greater than 60% of total estimated oil and gas production, except for the initial period ended
         December 31, 2009 whereby the Fund shall not hedge greater than 80%
         of total estimated oil and gas production.  Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind.
         Distributions by AOG to the Fund (and effectively by the Fund to
         Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the six months ended June 30, 2009, the average effective interest rate on the outstanding amounts under the facility was approximately 2.8% (June 30, 2008 - 5.4%). As a result of the asset dispositions completed in July 2009, the borrowing base was subsequently re-determinded and established at $525 million
         (note 13).

     7.  Asset Retirement Obligations

         A reconciliation of the asset retirement obligations is provided below:

                                                     Six months
                                                       ended      Year ended
                                                      June 30,   December 31,
                                                        2009         2008
         ---------------------------------------------------------------------
         Balance, beginning of period               $    73,852   $    60,835
         Accretion expense                                2,615         4,186
         Liabilities incurred                               379         1,526
         Change in estimates                             11,729        16,564
         Liabilities settled                             (3,622)       (9,259)
         ---------------------------------------------------------------------
         Balance, end of period                     $    84,953   $    73,852
         ---------------------------------------------------------------------

     8.  Unitholders' Equity

         (a) Unitholders' capital

             (i)  Authorized

                  Unlimited number of voting Trust Units

             (ii) Issued

                                                Number of Units        Amount
         ---------------------------------------------------------------------
         Balance at December 31, 2008               142,824,854   $ 2,077,760
         Distribution reinvestment plan               1,263,158         5,211
         Issued on maturity of debentures               946,887         4,867
         Issued pursuant to Restricted
          Trust Unit Plan                               171,093           939
         Management internalization forfeitures          (7,862)         (159)
         Issuance costs                                       -          (121)
         ---------------------------------------------------------------------
         Balance at June 30, 2009                   145,198,130   $ 2,088,497
         ---------------------------------------------------------------------

         On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at
         $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007.  For the six months ended June 30, 2009, a total of 7,862 Trust Units issued for the management internalization were forfeited (June 30, 2008 - 4,193
         Trust Units) and $1.7 million has been recognized as management internalization expense (June 30, 2008 - $4.9 million). As at June
         30, 2009, all Trust Units in respect of management internalization were issued and none remain held in escrow (December 31, 2008 -
         564,612 Trust Units remained in escrow).

         During the six months ended June 30, 2009, 1,263,158 Trust Units
         (June 30, 2008 - 1,854,776 Trust Units) were issued under the Premium
         Distribution(TM), Distribution Reinvestment and Optional Trust Unit
         Purchase Plan, generating $5.2 million (June 30, 2008 - $19.5 million) reinvested in the Fund.

         The principal amount of 8.25% convertible debentures matured on
         February 1, 2009 and was settled by issuing 946,887 Trust Units.

         (b) Contributed surplus

                                                     Six months
                                                       ended      Year ended
                                                      June 30,   December 31,
                                                        2009         2008
         ---------------------------------------------------------------------
         Balance, beginning of period               $       287   $     2,005
         Unit-based compensation                            750        (1,256)
         Expiration of convertible debentures
          equity component                                1,100           229
         Exercise of Trust Unit Rights                        -          (691)
         ---------------------------------------------------------------------
         Balance, end of period                     $     2,137   $       287
         ---------------------------------------------------------------------

     (c) Unit-based compensation

         Advantage's current employee compensation includes a Restricted Trust
         Unit Plan, as approved by the Unitholders on June 23, 2006. The purpose of the long-term compensation plan is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting Unitholder return.

         Although Advantage experienced a negative return for the 2008 year, the approved peer group also experienced likewise negative returns.
         As a result, Advantage's 2008 annual return was within the top two-
         thirds of the approved peer group and the Board of Directors granted
         Restricted Trust Units ("RTUs") at their discretion.  The RTUs were deemed to be granted at January 15, 2009 and was valued at $3.8 million to be issued in Trust Units at $5.49 per Trust Unit. Unit-
         based compensation expense of $1.7 million has been included in general and administration expense for the six month period ended
         June 30, 2009 and 171,093 Trust Units were issued to employees in
         January 2009 for the first one-third of the grant that vested.  The remaining two-thirds of the RTUs granted will vest over the subsequent two yearly anniversary dates with corresponding compensation expense recognized over the service period. Since implementing the Plan in 2006, the grant thresholds have not been previously met, and there have been no RTU grants made during prior years and no related compensation expense has been recognized.

     (d) Net loss per Trust Unit

         The calculations of basic and diluted net loss per Trust Unit are derived from both loss available to Unitholders and weighted average
         Trust Units outstanding, calculated as follows:

                             Three months ended            Six months ended
                            June 30,      June 30,      June 30,      June 30,
                              2009          2008          2009          2008
         ---------------------------------------------------------------------
         Loss available
          to Unitholders
           Basic and
            diluted         (37,810)      (14,369)      (18,920)      (38,491)
         ---------------------------------------------------------------------
         Weighted average
          Trust Units
          outstanding
           Basic and
            diluted     144,681,321   138,611,924   144,189,031   138,105,497
         ---------------------------------------------------------------------

         The calculation of diluted net loss per Trust Unit excludes all series of convertible debentures for both the three and six months ended June 30, 2009 and 2008 as the impact on these periods would be anti-dilutive.  Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net loss per Trust Unit calculation for the three and six months ended June 30, 2009 were 9,224,648 and 9,279,871 Trust Units, respectively.  Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net loss per Trust Unit calculation for the three and six months ended June 30, 2008 were 9,846,252 and 9,846,610 Trust Units, respectively.  As at June 30, 2009, the total convertible debentures outstanding were immediately convertible to 8,373,448 Trust Units
         (June 30, 2008 - 9,846,252 Trust Units).

         Escrowed RTUs granted in January 2009 have been excluded from the calculation of diluted net loss per Trust Unit for the three and six months ended June 30, 2009, as the impact would have been anti-
         dilutive. Total weighted average Trust Units issuable in exchange for the RTUs and excluded from the diluted net loss per Trust Unit calculation for the three and six months ended June 30, 2009 were
         89,475 and 52,645, respectively.

         Management Internalization escrowed Trust Units have been excluded from the calculation of diluted net loss per Trust Unit for the three and six months ended June 30, 2009 and 2008, as the impact would have been anti-dilutive. Total weighted average Trust Units issuable in exchange for the Management Internalization escrowed Trust Units and excluded from the diluted net loss per Trust Unit calculation for the three and six months ended June 30, 2009 were 401,473 and 312,719, respectively. Total weighted average Trust Units issuable in exchange for the Management Internalization escrowed Trust Units and excluded from the diluted net loss per Trust Unit calculation for the three and six months ended June 30, 2008 were 528,068 and 484,869, respectively.

     9.  Accumulated Deficit

         Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                       June 30,   December 31,
                                                         2009         2008
         ---------------------------------------------------------------------
         Accumulated Income                         $   180,491   $   199,411
         Accumulated Distributions                   (1,093,731)   (1,076,465)
         ---------------------------------------------------------------------
         Accumulated Deficit                        $  (913,240)  $  (877,054)
         ---------------------------------------------------------------------

         For the six months ended June 30, 2009, the Fund declared $17.3 million in distributions, representing $0.12 per distributable Trust
         Unit (June 30, 2008 - $100.4 million in distributions representing
         $0.72 per Trust Unit).

     10. Financial Instruments

         Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

         Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost.  As at June 30, 2009, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

         The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 5) resulting in fair values that will vary over time as market conditions change. As at June 30, 2009, the estimated fair value of the total outstanding convertible debenture obligation was $178.0 million (December 31, 2008 - $191.2 million). The fair value of convertible debentures was determined based on the public trading activity of such debentures.

         Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed internally and by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

         Credit Risk

         Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
         Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund only enters into derivative contracts with major national banks and international energy firms to further mitigate associated credit risk.

         Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks.  As at June 30, 2009, $9.9 million or
         18% of accounts receivable are outstanding for 90 days or more
         (December 31, 2008 - $14.2 million or 17% of accounts receivable).
         The Fund believes that the entire balance is collectible, and in some instances we have the ability to mitigate risk through withholding production or offsetting payables with the same parties. Accordingly, management has not provided for an allowance for doubtful accounts at
         June 30, 2009.

         Liquidity Risk

         The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to
         Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to
         a $710 million credit facility agreement.  Although the credit facility is a source of liquidity risk, the facility also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

         Advantage has several series of convertible debentures outstanding that mature from 2009 to 2011 (note 5). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

         To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

         The timing of cash outflows relating to financial liabilities are as follows:

                                Less than    One to      Four to
                                 one year three years  five years  Thereafter
         ---------------------------------------------------------------------
         Accounts payable and
          accrued liabilities   $  78,066   $       -   $        -  $       -
         Derivative liabilities    17,376       7,996            -          -
         Bank indebtedness
           - principal                  -     644,100            -          -
           - interest              14,091      14,091            -          -
         Convertible debentures
           - principal            122,195      62,294            -          -
           - interest              16,256       7,920            -          -
         ---------------------------------------------------------------------
                                $ 247,984   $ 736,401   $        -  $       -
         ---------------------------------------------------------------------

         The Fund's bank indebtedness does not have specific maturity dates.
         It is governed by a credit facility agreement with a syndicate of financial institutions (note 6).  Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in
         June 2010. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one year term facility, with the principal payable at the end of such one year term.  Management fully expects that the facility will be extended at each annual review.

         Interest Rate Risk

         The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The
         Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% increase in interest rates for the six months ended
         June 30, 2009 could have decreased net income by approximately $2.3 million for that period.

         Price and Currency Risk

         Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes.
         Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net loss. It is estimated that a 10% increase in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at June 30, 2009 could increase net loss by approximately $10.6 million for the six months ended June 30, 2009.
         As well, an increase of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at June 30,
         2009 could increase net loss by $8.8 million for the six months ended
         June 30, 2009. An increase of 10% in the forward power prices used to calculate the fair value of the power derivatives at June 30, 2009 would not materially increase net loss for the six months ended
         June 30, 2009. A similar increase in the currency rate assumption underlying the derivatives fair value does not materially increase net loss.

         As at June 30, 2009 the Fund had the following derivatives in place:

     Description of
      Derivative         Term            Volume                 Average Price
     -------------------------------------------------------------------------

     Natural gas - AECO

       Fixed price  April 2009 to      9,478 mcf/d              Cdn $8.66/mcf
                     December 2009
       Fixed price  April 2009 to      9,478 mcf/d              Cdn $8.67/mcf
                     December 2009
       Fixed price  April 2009 to      9,478 mcf/d              Cdn $8.94/mcf
                     December 2009
       Fixed price  April 2009 to     14,217 mcf/d              Cdn $7.59/mcf
                     March 2010
       Fixed price  April 2009 to     14,217 mcf/d              Cdn $7.56/mcf
                     March 2010
       Fixed price  January 2010 to   14,217 mcf/d              Cdn $8.23/mcf
                     June 2010
       Fixed price  January 2010 to   18,956 mcf/d              Cdn $7.29/mcf
                     December 2010
       Fixed price  April 2010 to     18,956 mcf/d              Cdn $7.25/mcf
                     January 2011

     Crude oil - WTI

       Collar       April 2009 to      2,000 bbl/d  Bought put Cdn $62.00/bbl
                     December 2009                   Sold call Cdn $76.00/bbl

       Fixed price  April 2009 to      2,000 bbls/d            Cdn $62.80/bbl
                     March 2010
       Fixed price  April 2010 to      2,000 bbls/d            Cdn $69.50/bbl
                     January 2011

     Electricity - Alberta Pool Price

       Fixed price  March 2009 to            2.0 MW             Cdn$75.43/MWh
                     December 2009

         As at June 30, 2009, the fair value of the derivatives outstanding resulted in an asset of approximately $66.2 million (December 31,
         2008 - $42.6 million) and a liability of approximately $25.4 million
         (December 31, 2008 - $1.7 million). For the six months ended June 30,
         2009, $0.2 million was recognized in income as an unrealized derivative loss (June 30, 2008 - $123.9 million unrealized derivative loss) and $45.6 million was recognized in income as a realized derivative gain (June 30, 2008 - $19.7 million realized derivative loss).

     11. Capital Management

         The Fund manages its capital with the following objectives:

         -  To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
            acquisitions; and

         -  To maximize Unitholder return through enhancing the Trust Unit value.

         Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
         The capital structure of the Fund is composed of working capital
         (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders'
         equity.  Advantage may manage its capital structure by issuing new
         Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting or discontinuing the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.
         Advantage's capital structure as at June 30, 2009 is as follows:

                                                                June 30, 2009
         ---------------------------------------------------------------------
         Bank indebtedness (long-term)                            $   644,100
         Working capital deficit(1)                                   131,913
         ---------------------------------------------------------------------
         Net debt                                                     776,013
         Trust Units outstanding market value                         711,470
         Convertible debentures maturity value (long-term)             62,294
         Capital lease obligations (long-term)                          2,970
         ---------------------------------------------------------------------
         Total capitalization                                     $ 1,552,747
         ---------------------------------------------------------------------
         (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and
             convertible debentures.

         The Fund's bank indebtedness is governed by a $710 million credit facility agreement (note 6) that contains standard commercial covenants for facilities of this nature.  The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
         The Fund is in compliance with all credit facility covenants.  As well, the borrowing base for the Fund's credit facilities is determined through utilizing Advantage's regular reserve estimates.
         The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Fund. On March 18,
         2009, we announced our intention to dispose of certain assets with the net proceeds from these sales utilized to reduce outstanding bank debt and improve Advantage's financial flexibility. Further to this end, asset sales were completed in July 2009 and the amount of the borrowing base was subsequently revised to $525 million for the new corporation (note 13). Advantage's issuance of convertible debentures is limited by its Trust Indenture which currently restricts the issuance of additional convertible debentures to 25% of market capitalization subsequent to issuance. Advantage's Trust Indenture also provides for the issuance of an unlimited number of Trust Units.
         However, through tax legislation, an income trust is restricted to doubling its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to
         2010.  In addition, an income trust may replace debt that was outstanding as of October 31, 2006 with new equity or issue new, non-
         convertible debt without affecting the normal growth percentage. As a result of the "normal growth" guidelines as at June 30, 2009, the
         Fund is permitted to issue approximately $2.3 billion of new equity to January 1, 2011. If an income trust exceeds the established limits on the issuance of new trust units and convertible debt that constitute normal growth, the income trust will be immediately subject to the Specified Investment Flow-Through Entity tax legislation whereby the taxable portion of any distributions paid will be subject to tax at the trust level.

         Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes.  The forecast of the
         Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the
         Fund views as critical in the current environment.  Selected forecast information is frequently provided to the Board of Directors.

         The Fund's capital management objectives, policies and processes have remained unchanged during the six month period ended June 30, 2009.

     12. Commitments

         Advantage has several lease commitments relating to office buildings.
         The estimated remaining annual minimum operating lease rental payments for the buildings are as follows:

         2009                                                           1,931
         2010                                                           3,878
         2011                                                           1,471
         2012                                                           1,072
         ---------------------------------------------------------------------
                                                                  $     8,352
         ---------------------------------------------------------------------

     13. Subsequent events

         On July 7, 2009, the Fund successfully closed a bought deal financing with 17 million Trust Units issued at $6.00 each, for gross proceeds of $102 million.  The proceeds were used to reduce bank indebtedness.

         On July 9, 2009, the Fund successfully completed the Plan of
         Arrangement (the "Arrangement") pursuant to the Information Circular dated June 5, 2009.  Under the Arrangement, the Fund was dissolved and converted into a corporation, Advantage Oil and Gas Ltd. (the
         "Corporation"), with each Trust Unit of the Fund converted into one
         Common Share of the Corporation.

         On July 15 and 27, 2009, the Corporation successfully closed two dispositions of oil and natural gas properties for gross proceeds of
         $252.6 million, subject to customary adjustments.  The proceeds were used to reduce bank indebtedness.

         On August 13, 2009, the borrowing base of the credit facility was revised from $710 million to $525 million, pursuant to completion of the asset dispositions, with terms and conditions substantially unchanged.
     >>

     Advisory

     The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "estimates", "expect", "designed", "may", "will",
"project", "predict", "potential", "targeting", "target", "targets" "intend",
"could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations;
uncertainties associated with estimating oil and natural gas reserves;
competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: advantage(at)advantageog.com/
     (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 00:33e 14-AUG-09